Form 6-K
No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ______September________________________2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date:	September 23, 2004	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, September 23, 2004 Page 1 of 2

Increased material prices cause downward revision of Group’s earnings outlook for 2004

(ELUX) Electrolux’s operating income for 2004, excluding items affecting comparability, is expected to be somewhat lower than previously stated.

The outlook for Group earnings was unchanged in the half-yearly report 2004 with the addition of the risk that higher costs for steel could have an increasingly negative impact on income for the second half of the year.

Operating income for the second half of 2004 is expected to be negatively impacted by increased costs for materials and components in a net amount of approximately SEK 500m. In total, costs for materials and components are estimated to increase by approximately SEK 1,200m in the second half of the year, which is expected to be partly offset by improved material efficiency in the amount of approximately SEK 450m and savings from increased purchases in countries with a lower cost base in the amount of approximately SEK 250m.

-Material prices have showed continued strong increases and it is no longer possible to offset these by internal measures. We are increasing our efforts to improve internal efficiency and achieve cost-savings, and are also implementing price increases. The price increases on steel are of a magnitude we have not seen before and will also have to affect consumer prices, says Hans Stråberg, CEO and President of the Electrolux Group.

The Group’s outlook in the half-yearly report 2004 stated:
 “Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.
On the basis of increased spending on R&D and brand-building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability. There is a risk that higher costs for steel could have an increasingly negative impact on income for the second half of the year, however.”

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

Factors affecting forward-looking statements
 This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.